March 28, 2014

Via EDGAR

Ms. Cecilia Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
U.S.A.

Re:	Toyota Motor Corporation Form 20-F for the Fiscal Year Ended March 31, 2013 Filed June 24, 2013 File No. 001-14948

Dear Ms. Blye:

We refer to your letter dated January 31, 2014 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2013, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 24, 2013.

Set forth below is our response to your request for supplemental information relating to Toyota’s contacts with Cuba, Sudan and Syria.  To assist you in the reviewing process, we have reproduced your comments in bold type.

General

1.
You told us in your letter dated March 11, 2011 that you made occasional sales in Cuba and indirect sales in Sudan and Syria, and that you did not expect any significant changes in your contacts with any of those countries. In addition, we note that on your website you continue to identify Golden Arrow Co., Ltd. and Al Saady Trading Co., Ltd. as distributors of your vehicles in Sudan and Syria, respectively. Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and assets controls. Your Form 20-F does not include disclosure about any contacts with Cuba, Sudan, or Syria. Please provide us with information regarding your contacts with Cuba, Sudan, and Syria since the referenced letter. Your response should describe any goods, technology, or services you have provided into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Cuba, Sudan, and Syria or entities they control.

The Company’s Response

We acknowledge the Staff’s comment.

Cuba

Toyota does not have any direct operations in or direct contacts with Cuba, except for occasional sales to international organizations providing humanitarian services in Cuba and occasional sales and a finance lease of vehicles to embassies and consulates of Cuba in certain countries.  Other than in connection with the finance lease to a Cuban consulate, none of the government of Cuba or, to Toyota’s knowledge, entities controlled by the government of Cuba receives cash or other financing in connection with Toyota’s operations.  None of the distributors with which Toyota has entered into agreements include Cuba within the distributor’s territory, and Toyota has not authorized any entity to rent, lease or sell Toyota’s products in Cuba.

Sudan

Toyota does not have any direct operations in or direct contacts with Sudan, except for occasional sales to international organizations providing humanitarian services in Sudan and occasional sales of vehicles and performance of maintenance services to embassies and consulates of Sudan in certain countries.  None of the government of Sudan or, to Toyota’s knowledge, entities controlled by the government of Sudan receives cash or other financing in connection with Toyota’s operations.  Other than the foregoing, Toyota’s sales of vehicles and automotive parts to Sudan are made indirectly through an affiliated company of Toyota that, in turn, makes sales to a non-affiliated company in Sudan that, to Toyota’s knowledge, is not controlled by the government of Sudan.

Syria

Toyota does not have any direct operations in or direct contacts with Syria, except for occasional sales to international organizations providing humanitarian services in Syria.  None of the government of Syria or, to Toyota’s knowledge, entities controlled by the government of Syria receives cash or other financing in connection with Toyota’s operations.  Other than the foregoing, Toyota’s sales of vehicles and automotive parts to Syria are made indirectly through a non-affiliated company that, in turn, makes sales to a non-affiliated company in Syria that, to Toyota’s knowledge, is not controlled by the government of Syria.

2.
Please discuss the materiality of your contacts with Cuba, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba, Sudan, and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

The Company’s Response

We acknowledge the Staff’s comment.

Toyota does not have any assets or liabilities associated with Cuba, Sudan or Syria, except for receivables in connection with the finance lease to a Cuban consulate described above.  Toyota does not currently anticipate any significant change in its contacts with any of these countries or any significant increase in sales to any of these countries, either individually or in the aggregate.

Toyota’s occasional sales in Cuba, Sudan and Syria, indirect sales in Sudan and Syria, occasional sales to embassies and consulates of Cuba and Sudan and a finance lease to a Cuban consulate are immaterial.  During the period from April 1, 2013 until December 31, 2013, Toyota’s net sales for such activities amounted to approximately ¥1.8 billion, representing approximately 0.01% of Toyota’s consolidated net sales of ¥19,122.5 billion during that period.  During the fiscal year ended March 31, 2013, Toyota’s net sales for such activities amounted to approximately ¥1.8 billion, representing approximately 0.01% of Toyota’s consolidated net sales of ¥22,064.2 billion during that year.  During the fiscal year ended March 31, 2012, Toyota’s net sales for such activities amounted to approximately ¥8.5 billion, representing approximately 0.05% of Toyota’s consolidated net sales of ¥18,583.7 billion during that year.  And during the fiscal year ended March 31, 2011, Toyota’s net sales for such activities amounted to approximately ¥12.2 billion, representing approximately 0.06% of Toyota’s consolidated net sales of ¥18,993.7 billion during that year.

From a qualitative perspective, based on our knowledge, we do not believe Toyota’s operations associated with Cuba, Sudan or Syria have had any adverse impact on Toyota’s business reputation or share value or that they constitute any material investment risk for our security holders.  Although we are aware of some inquiries from an analyst regarding operations associated with Sudan, we do not believe they constitute any material investment risk for our security holders.

In considering materiality, we have considered U.S. sanctions legislation and we note the fact that certain U.S. states require their state retirement systems to prepare reports regarding state pension fund assets invested in, and permit divestment of state pension fund assets from, companies that do business with countries identified by the U.S. Government as state sponsors of terrorism.

Consequently, Toyota believes, taking into consideration both quantitative and qualitative factors, that its occasional sales in Cuba, Sudan and Syria, indirect sales in Sudan and Syria, occasional sales to embassies and consulates of Cuba and Sudan and a finance lease to a Cuban consulate are not material and do not constitute a material investment risk to its shareholders.

*           *           *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Takuo Sasaki
Name: Takuo Sasaki
Title: Managing Officer

cc:	Max Webb (Securities and Exchange Commission) Masahisa Ikeda (Shearman & Sterling LLP)